FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with Nº 042

Santiago (Chile), April 29th, 2011

Mr. Superintendent of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, in his capacity of Corporate Management & Development Director (Gerente Corporativo de Gestión y Desarrollo) of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Las Condes borough, a company registered in the Securities Registry under number 42, tax identification number: 93,458,000-1, and being duly entitled to provide this information, hereby informs you of the following material information with respect to the Company and its businesses pursuant to article 9 and second paragraph of article 10 of the Law 18,045, and the General Application Regulation (Norma de Carácter General) Nº 30, of such Superintendency:

On the date hereof, the Company’s subsidiary, Arauco do Brasil S.A., has approved a project to expand the Jaguariaiva Plant, located in the borough of Jaguariaiva, State of Paraná, Brazil.

The aforementioned project consists in the construction and operation of a productive line that will manufacture panels and MDF boards (medium density wood boards) with an estimated productive capacity of 500,000 m3 of finished product per year, as well as a decorative paper impregnation line and a melamine press.

The execution of this Project requires an estimated investment of US$170,000,000, which will be financed with Arauco’s own resources.

Arauco considers that this operation will have positive effects for the Company’s results, notwithstanding that at this time said effects are not quantifiable.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Cristián Infante Bilbao
Corporate Management & Development Director

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 11, 2011	By: /s/ Robinson Tajmuch V.
Name: Robinson Tajmuch V. Title: Comptroller Director